Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 11, 2015

Via EDGAR

Mellissa Campbell Duru

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                                                     Sprott Physical Gold Trust

Schedule TO (File No. 005-87886)

Registration Statement on Form F-10 (File No. 333-204468)

Dear Ms. Duru:

We are counsel to Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”) and Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager, in connection with the offer (the “Gold Offer”) to purchase all of the issued and outstanding units (the “GoldTrust Units”) of Central GoldTrust, in exchange for units (the “Sprott Gold Units”) of Sprott Physical Gold Trust.

On behalf of the foregoing entities, we submit this letter following our telephone calls with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO (File No. 005-87886) and registration statement on Form F-10 (File No. 333-204468, the “Gold Registration Statement”), filed with the Commission on May 27, 2015, relating to the Gold Offer.

Terms not otherwise defined in this letter have the meanings ascribed to them in the offer and circular included as an exhibit to the Gold Registration Statement.

The Gold Offeror will amend the Gold Offer as described below by filing an amendment to the Schedule TO and the Gold Registration Statement that will include a notice of variation (the “Gold Notice of Variation”) that will be mailed to the holders of Gold Trust Units:

1.              The NAV to NAV Exchange Ratio1 (and, therefore, the number of Sprott Gold Units to be received by holders of GoldTrust Units in the Gold Offer) will be determined on the second business day prior to the expiration date of the Gold Offer. The Gold Offeror will note in the Gold Notice of Variation that the calculation of the NAV to NAV Exchange Ratio depends on the Net Asset Value per Sprott Gold Unit and per GoldTrust Unit, which may fluctuate throughout the duration of the Gold Offer.

1                   The “NAV to NAV Exchange Ratio” means, for each GoldTrust Unit, such number of Sprott Gold Units as is equal to (i) the net asset value per GoldTrust Unit (as calculated in accordance with the GoldTrust’s amended and restated declaration of trust on the business day prior to the expiration date of the Offer) divided by (ii) the net asset value per Sprott Gold Unit (as calculated in accordance with the Sprott Gold Trust’s trust agreement on the business day prior to the expiration date of the Offer). For the purposes of the “NAV to NAV Exchange Ratio,” in the case of both the net asset value per GoldTrust Unit and per Sprott Gold Unit, gold bullion is valued based on the London Bullion Association second fixing price for gold bullion.

2.              The Gold Offeror will announce the NAV to NAV Exchange Ratio (and, therefore, the number of Sprott Gold Units to be received by holders of GoldTrust Units in the Gold Offer) by issuing a press release no later than 9:00 a.m., New York City time, on the business day prior to the expiration date of the Gold Offer. The Gold Offeror will disclose in the Gold Notice of Variation that it will determine and announce the NAV to NAV Exchange Ratio at such time and in such manner.  It will further disclose in the Gold Notice of Variation that if the Gold Offer is extended, the Gold Offeror will recalculate the NAV to NAV Exchange Ratio as of the second business day prior to the later expected expiration date of the Gold Offer and announce the new NAV to NAV Exchange Ratio in the same manner.

3.              The Gold Offeror will disclose in the Gold Notice of Variation that questions and requests for assistance, including with respect to the calculation of the NAV to NAV Exchange Ratio, may be directed to Kingsdale Shareholder Services (in its capacity as information agent), who can be contacted at 1-888-518-6805 toll free in North America or at 1-416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com or at the address indicated on the last page of the circulars relating to the Gold Offer.

Concurrently with the Gold Offer, the Manager, Sprott Asset Management Silver Bid LP (the “Silver Offeror”) and Sprott Asset Management Silver Bid GP Inc., commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, the Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467, the “Silver Registration Statement”)2 with the Commission on May 27, 2015. The Silver Offer has the same terms and conditions of the Gold Offer. Accordingly, the Silver Offeror will amend the Silver Offer by issuing a notice of variation (the “Silver Notice of Variation”) with the same terms as the Gold Notice of Variation set forth above. The Silver Offeror will file the Silver Notice of Variation with the Commission as an exhibit to an

2                   The units of Sprott Physical Silver Trust are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, Regulation 14D promulgated under the Exchange Act does not apply to the Silver Offer. Accordingly, the Silver Offeror did not file a Schedule TO with respect to the Silver Offer.

amendment to the Silver Registration Statement. The Silver Notice of Variation will be mailed to the holders of Silver Trust Units.

With respect to the above, we have considered the Staff’s no-action letters for Lazard Freres & Co. (August 11, 1995), AB Volvo (May 16, 1997), Epicor Software Corporation (May 13, 2004), TXU Corporation (September 13, 2004), Procter & Gamble Co. (October 8, 2008) and Bristol-Myers Squibb Co. (November 16, 2009), as well as the disclosures and procedures employed in recent transactions that used a so-called “day 18” pricing mechanism.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav

Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John Ciardullo

Stikeman Elliott LLP